Exhibit 22.01

NuStar Energy L.P.
Subsidiary Guarantors and Issuers of Guaranteed Securities

NuStar Logistics, L.P., a Delaware limited partnership and wholly owned subsidiary of NuStar Energy L.P., a Delaware limited partnership (the “Partnership”), is the issuer of the securities listed in the table below (the “Logistics Notes”). The Logistics Notes are guaranteed by the Partnership and NuStar Pipeline Operating Partnership L.P., a Delaware limited partnership and wholly owned subsidiary of the Partnership.

Logistics Notes
5.750% senior notes due 2025
6.00% senior notes due 2026
5.625% senior notes due 2027
6.375% senior notes due 2030
12.4% fixed-to-floating rate subordinated notes due 2043